Exhibit 7

Wafic Rida Saïd

Members of the Board of Directors

Braemar Hotels and Resorts

6 March 2026

Dear Directors,

I write as the beneficial owner of approximately 9.8% of the Company’s outstanding common shares. As a significant shareholder, I believe it is necessary to address the Board directly regarding serious concerns about governance, fiduciary oversight, and the protection of shareholder interests.

I have taken note of the recent shareholder letters circulated by Brancous LP and Zazove Associates LLC. The matters raised in these letters are deeply troubling.

The Board’s responsibility is to ensure that the Company is governed in accordance with its fiduciary obligations to shareholders. Transactions or contractual arrangements that confer extraordinary economic benefits on insiders while exposing shareholders to substantial financial harm demand the highest level of scrutiny.

For me, this is a matter of principle. I invested in Braemar Hotels and Resorts in good faith. Yet while Mr Bennett has reportedly received more than $70 million annually in fees through affiliated arrangements and is now contriving to benefit from termination payments exceeding $480 million, a figure greater than the Company’s entire market capitalisation, the value of my investment has declined by over 60%. If termination payments of this magnitude were realised, it is my firm view that the overwhelming majority of shareholders would suffer severe losses.

Directors must recognise that their fiduciary duties are owed to the shareholders of the Company as a whole, not to management or affiliated parties. Independent directors are expected to exercise genuine oversight, address conflicts of interest rigorously, and ensure that shareholder interests are protected.

Please be advised that I will continue to monitor the actions of the Board very closely. Should it become evident that the directors, and particularly the independent directors, have failed to properly discharge their fiduciary duties by permitting arrangements that harm shareholders for the benefit of insiders, I will not hesitate to pursue every legal avenue available to hold those responsible fully accountable.

Shareholders are entitled to expect that the Board will act with independence, integrity, and in the best interests of the Company and its owners.

Respectfully,

/s/ Wafic Rida Saïd

For and on behalf of Al Shams Investments Limited